January 24, 2007

Mail Stop 4561

Via U.S. Mail and Fax (011-86-29-88360090)
Mr. Zhen Wang
Chief Financial Officer
Along Mobile Technologies, Inc.
No. 88, 9th Floor, Western Part of the 2nd South Ring Road
Xi'an City, Shaanxi Province, PRC

> RE: **Along Mobile Technologies, Inc.**
> **Form 10-KT for the period ended December 31, 2005**
> **Filed July 11, 2006**
> **File No. 0-12423**

Dear Mr. Wang:

We have reviewed your response letter dated January 9, 2007 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 6. Provision for Income Taxes, page 38

1. We have reviewed your response to comment 3. You state in your response that you have included the total of all deferred tax assets measured, which appears to be $1.2 million in loss carry forwards, and you have recorded a full deferred tax asset valuation allowance in the amount of $427,550. Please explain the difference in these two amounts. We may have further comment.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief